

September 18, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Series 2020C 4.20% Junior Subordinated Notes due October 15, 2060 of THE SOUTHERN COMPANY under the Exchange Act of 1934.

Sincerely,